UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46999

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 AND ENDING 12/31/20
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **StormHarbour Securities LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Fifth Avenue, Floor 16
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FREDRICK J CHAPEY, JR.   212-905-2505
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – if individual, state last, first, middle name)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant
 ☐ Public Accountant
 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Fredrick J. Chapey, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StormHarbour Securities LP _____, as of December 31 _____, 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

Managing Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2020

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2020



RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
StormHarbour Securities LP
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of StormHarbour Securities LP as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of StormHarbour Securities LP as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of StormHarbour Securities LP's management. Our responsibility is to express an opinion on StormHarbour Securities LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StormHarbour Securities LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as StormHarbour Securities LP's auditor since 2019.
New York, New York
March 30, 2021

PrimeGlobal | An Association of Independent Accounting Firms

1

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	159,956
Securities owned, at fair value		1,245
Trade receivables		15,000
Receivable from Parent, net		3,503,176
Deferred tax asset (Receivable from Parent)		180,124
Total assets	$	3,859,501

Liabilities

Note payable - SBA (Paycheck Protection Program)	$	383,369

Partners' capital	$	3,476,132
Total liabilities and partners' capital	$	3,859,501

The accompanying notes are an integral part of the financial statement

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statement
December 31, 2020

1. **Organization and Nature of Business**

   StormHarbour Securities LP (the "Company"), a Delaware limited partnership, was formed on April 3, 2009 and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company primarily engages in trading of corporate debt securities, US government agency securities, asset backed securities and other receivables. The Company acts primarily as an agent or on a riskless principal basis and, to a lesser extent, maintains proprietary positions and trades for its own account. The Company may act as an introducing broker that provides brokerage services to both affiliated and nonaffiliated entities. The Company earns fees from advisory services for merger-and-acquisition, and financial restructuring.

   The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) of that rule.

   The Company was acquired by StormHarbour Partners LP ("SHP" or the "Parent"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company which in turn holds a 1% general partner interest in the Company.

2. **Significant Accounting Policies**

   Basis of Presentation

   The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates

   The preparation of the financial statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Securities Owned, at Fair Value

   Securities owned are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date. Proprietary transactions, including gains and losses, in regular-way trades are recorded on a trade date basis, as if they had settled. Refer to note 9 for further information about the determination of fair value.

   Commissions Expense

   Commissions and related clearing expenses are recorded on a trade-date basis as security transaction occur.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

   Interest Income

   Interest income is recognized as revenue on the accrual basis when a reasonable expectation of collection exists.

Paycheck Protection Program Note
The Company has chosen to account for the loan under FASB ASC 470, Debt. No imputed interest is recorded as the below market interest rate applied to this loan is governmentally prescribed. If the Company is successful is receiving forgiveness for those portions of the loan used for qualifying expenses, those amounts will be recorded as a gain upon extinguisher. (See Note 11)

Income Taxes
The Company is considered owned by a single owner (SHP), therefore, it's a disregarded entity for federal and state income taxes. The Company's income and loss are reported on the SHP income tax returns. SHP is subject to New York City unincorporated business tax ("UBT") and the Company reimburses SHP for taxes incurred and attributable to the Company's income, which is reported in SHP tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred income taxes reflect the tax effects of temporary differences between the amount of assets and liabilities for financial reporting and the amounts recognized for income tax purposes. Deferred tax assets and liabilities are determined using enacted tax rates for the effects of temporary differences between the book and tax bases of assets and liabilities. The Company records a valuation allowance on deferred tax assets when appropriate to reflect the expected future tax benefits to be realized. In determining the appropriate valuation allowance, certain judgments are made relating to recoverability of deferred tax assets, use of tax loss carryforwards, level of expected future taxable income and available tax planning strategies. These judgments are routinely reviewed by management.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties on uncertain tax positions are recognized in other expenses.

Credit Losses
Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). The company identified fees and other receivables (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening partners' capital as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

3. Transactions with Related Parties

The Company is involved in financing and other transactions, and has related party balances with affiliates. The following table sets forth the Company's related party receivables due from its Parent as of December 31, 2020:

		December 31, 2020
Assets		
Receivable from Parent	$	3,503,176
Deferred tax asset	$	180,124

The receivables from Parent are subject to the conditions of the Company's Limited Partnership Agreement and are repayable upon demand.

The Company assists other entities under common ownership of the Parent in the purchase of proprietary securities. In exchange the Company receives a share of the gains in the securities. The Company is also responsible to make good to the affiliate its share of losses. For the year ended December 31, 2020, the Company did not enter into any of these transactions.

The Company incurred clearing costs during the year of $99,663, none of which were allocated to affiliates.

4. Receivable From and Payable to Clearing Organizations

As of December 31, 2020, there was no receivables from or payables to clearing organizations.

5. Trade Receivables

Trade receivables consists of receivables from capital markets advisory fees. Receivables from capital markets advisory fees were $15,000 at both December 31, 2020 and 2019.

The Company may from time to time receive investment banking fees over a period in excess of one year. The revenue and receivable is recorded at its present value using an effective interest rate based on an approximation of the debtor's financing rate. There were no such receivables as of December 31, 2020.

6. Income Taxes

The Company accounts for its share of New York City's Unincorporated Business Tax (NYC UBT) based on the separate return method accepted under ASC Topic 740, "Accounting for Income taxes" ("ASC Topic 740"). The Company is a disregarded entity for federal and state income tax purposes and therefore, ultimately SHP and, in turn SHP's partners are individually liable for their share of the federal and state income taxes.

As of December 31, 2020, the Company's deferred tax asset of $180,124 related to NYC UBT net operating loss carryforward generated in during the year ended December 31, 2020 and other temporary differences between its assets and liabilities for financial reporting and the amounts recognized for income tax purposes.

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statement
December 31, 2020

The components of the deferred tax asset are as follows:

	December 31, 2020
Deferred Tax Asset	
Net operating loss carryforwards	$ 229,009
Depreciation	$ 453
less: Valuation Allowance	(49,338)
	$ 180,124

7. **Credit and Concentration Risk**

The Company is exposed to credit risk on trading receivable from clearing brokers. Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty. As of December 31, 2020, 100% of the trade receivables were receivable from one counterparty and the Company received the full settlement of the counterparty's receivable in January 2021.

The Company maintains its cash in bank depository accounts, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or clearing firm payments. At December 31, 2020, 100% of the Company's cash was held at one institution.

8. **Fair Value Measurements**

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

Level 2   Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statement
December 31, 2020

Level 3   Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument

Residential Mortgage Backed Securities (RMBS) and asset backed securities may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indices are also used as an additional data point for benchmarking purposes or to price outright index positions. Gains and losses are included within trading gains and losses in the statement of operations.

	Fair Value Measurements		
	Level 1	Level 2	Level 3
Assets			
Asset backed securities	$ -	$ -	$ 1,245
	$ -	$ -	$ 1,245

	Beginning Balance	Net Gains and Losses	Purchases	Settlements	Ending Balance
Assets					
Asset backed securities	$ 1,245	$ -	$ -	$ -	$ 1,245
	$ 1,245	$ -	$ -	$ -	$ 1,245

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statement
December 31, 2020

The unrealized loss recognized in trading gains & losses in the statement of operations for the year ended December 31, 2020 related to securities still held was $0.

There were no transfers between levels during the year.

(in US Dollars)		Quantitative Information about Level 3 Fair Value Measurements		
Financial instrument	Fair Value December 31, 2020	Valuation Technique(s)	Inputs	Range/%
Zero Factor/Non-Cashflowing RMBS	$ 162	Scenario analysis - legal proceedings	Discount rate	0-25+% binary outcome
Residential Mortgage Backed Securities	1,083	Discounted net asset value & cashflow analysis	Discount rate	7-10%
Student Loan ABS	-	Discounted net asset value & cashflow analysis	Discount rate	2-4%
	$ 1,245			

The carrying amounts of cash and cash equivalents, receivable from brokers, dealers and clearing organizations, deposits with clearing organizations, trade receivables, net, and receivable from parent approximate fair value due to the immediate or short-term maturity of these financial instruments. The fair value of each of these balances would be categorized as level 3 in the fair value hierarchy as there are no significant unobservable inputs to their fair value estimates.

9. **Regulatory Requirements**

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of greater of $100,000 or 6 $2/3$% of aggregate indebtedness, as defined. At December 31, 2020, the Company had net capital of $159,956 which was $59,956 in excess of its required net capital of $100,000.

Since the Company claims an exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The Company clears securities transactions on a fully disclosed basis and promptly transmits all customers' funds and securities to a clearing organization. The clearing organization carries the accounts, and maintains and preserves such books and records pursuant to rules 17a-3 and 17a-4.

10. **Commitments and Contingencies**

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation, however it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the minimum in the loss range is accrued. The determination of the outcome and loss estimates requires significant judgment on the part of management. To date, the Company is unable to determine whether any loss is probable or even reasonably possible or to estimate the amount of any loss or the size of any range of loss. At the present time management does not expect that, in the aggregate, the results of any regulatory exams, investigations or similar reviews (both formal and informal) will have a material adverse effect on the Company's results of operations, cash flows or financial position.

11. Paycheck Protection Program Loan and COVID-19

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

In April 2020, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $614,990. In June 2020, the Company repaid $231,621 of the PPP to the SBA as allowed under the PPP. The loan will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent and utilities, with at least 60% being used for payroll. The Company did use the funds for these expenses during the covered period within the year ended December 31, 2020. The Company applied for forgiveness with HSBC Bank, the bank that the Company obtained the PPP through. In December 2020, HSBC informed the Company that it submitted the Company's loan forgiveness application to the SBA. The Company anticipates the remaining loan balance of $383,369 will be forgiven, and will be recognized as income at that time. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. No collateral or personal guarantees were required for the loan. This PPP loan would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and lender agree.

Management has treated the PPP loan amount as an addition to net capital in computing net capital pursuant to temporary relief granted by FINRA due to the COVID-19 pandemic.

In January 2021 the Company applied for a 2nd PPP loan in the amount of $383,370. The application was approved and the funds were received by the Company on March 24, 2021.

12. Subsequent Events

The Company's management has evaluated subsequent events through March 30, 2021, the date these financial statements were available to be issued.